Exhibit 8.3
Feldman Financial Advisors, Inc.
1001 CONNECTICUT AVENUE, NW • SUITE 840
WASHINGTON, DC 20036
(202) 467-6862 • FAX (202) 467-6963
September 3, 2010
Board of Directors
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101-36431
Members of the Board:
It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Home Federal Bancorp Inc. of Louisiana (the “Company”) and Home Federal Bank (the “Bank”), pursuant to the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Home Federal MHC of Louisiana and the Company do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.
Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community and syndicated offerings.
Sincerely,
Feldman Financial Advisors, Inc.